UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20971

Edgewater Technology, Inc.

(Alithya USA, Inc., as successor by merger to Edgewater Technology, Inc.)

(Exact name of registrant as specified in its charter)

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

(+1) (514) 315-2824

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Edgewater Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2018

ALITHYA USA, INC.,
as successor by merger to Edgewater Technology, Inc.

	By:	/s/ Paul McNeice
Name: Paul McNeice
Title: Interim Chief Executive Officer
and Interim Chief Financial Officer